FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)
July 26, 2013

RICOH                                                              July 26, 2013

                                QUARTERLY REPORT

                        First Quarter ended June 30, 2013
          (Results for the Period from April 1, 2013 to June 30, 2013)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                        Three months ended Three months ended              Year ending
                                                          June 30, 2012      June 30, 2013               March 31, 2014
                                                             Results            Results       Change        Forecast    Change
-------------------------------------------------------------------------------------------------------  ----------------------
  Domestic sales                                               215.4              217.7          1.1%         888.0       2.0%
  Overseas sales                                               243.9              303.9         24.6%       1,242.0      17.8%
Net sales                                                      459.3              521.7         13.6%       2,130.0      10.7%
Gross profit                                                   189.8              214.1         12.8%         880.0      14.5%
Operating income                                                14.2               19.0         33.5%         140.0     120.7%
Income before income taxes                                      12.2               18.5         51.0%         135.0     132.1%
Net income attributable to Ricoh Company, Ltd.                   6.5               10.1         55.4%          80.0     146.4%
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                        80.23              98.79         18.56         95.95      12.89
Exchange rate (Yen/EURO)                                      103.06             129.04         25.98        126.01      18.93
-------------------------------------------------------------------------------------------------------  ----------------------
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-basic (yen)                             9.02              14.01          4.99        110.34      65.56
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                             --                 --            --            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                             8.8               18.1           9.3            --         --
Cash flows from investing activities                           -24.1              -23.6           0.5            --         --
Cash flows from financing activities                            12.4                9.5          -2.8            --         --
Cash and cash equivalents at end of period                     148.5              123.5         -24.9            --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                            19.1               18.7          -0.4          89.0        2.4
Depreciation for tangible fixed assets                          14.7               16.6           1.9          73.0       12.5
R&D expenditures                                                27.0               28.0           1.0         113.0        0.9
-------------------------------------------------------------------------------------------------------  ----------------------

-------------------------------------------------------------------------------------------------------
                                                         March 31, 2013       June 30, 2013   Change
-------------------------------------------------------------------------------------------------------
Total assets                                                 2,360.6            2,421.0         60.3
Ricoh Company, Ltd. shareholders' equity                       897.9              918.7         20.7
Interest-bearing debt                                          702.7              724.6         21.9
-------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)              38.0               37.9         -0.1
-------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)    1,238.55           1,267.22        28.67
-------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2013 (U.S. GAAP FINANCIAL INFORMATION)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2013 TO JUNE 30, 2013

(1) Operating Results

                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------
                                                       Three months ended Three months ended
                                                         June 30, 2012      June 30, 2013
--------------------------------------------------------------------------------------------
Net sales                                                    459,387            521,707
    (% change from the previous corresponding period)           -1.7               13.6
Operating income                                              14,281             19,069
    (% change from the previous corresponding period)           26.1               33.5
Income before income taxes                                    12,275             18,540
    (% change from the previous corresponding period)           32.2               51.0
Net income attributable to Ricoh Company, Ltd.                 6,537             10,159
    (% change from the previous corresponding period)           32.5               55.4
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                            9.02              14.01
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                            --                 --
--------------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen 33,979 million ( - %) (Yen -23,251 million ( - %) in income in previous fiscal year)

(2) Financial Position

                                                                           (Millions of yen)
--------------------------------------------------------------------------------------------
                                                         March 31, 2013     June 30, 2013
--------------------------------------------------------------------------------------------
Total assets                                                2,360,697         2,421,087
Total equity                                                  958,658           980,309
Ricoh Company, Ltd. shareholders' equity                      897,996           918,757
Ricoh Company, Ltd. shareholders' equity ratio (%)               38.0              37.9
--------------------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

--------------------------------------------------------------------------------------------
                                                           Year ended         Year ending
                                                         March 31, 2013     March 31, 2014
                                                            (Results)          (Forecast)
--------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)                    29.00             33.00
  Interim (yen)                                                 12.50             16.50
  Year-end (yen)                                                16.50             16.50
--------------------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2013 TO MARCH 31, 2014

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                                                Half year ending   Year ending
                                                               September 30, 2013 March 31, 2014
------------------------------------------------------------------------------------------------
Net sales                                                            1,050,000      2,130,000
Operating income                                                        56,000        140,000
Income before income taxes                                              53,000        135,000
Net income attributable to Ricoh Company, Ltd.                          30,000         80,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                         41.38         110.34
------------------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Adoption of concise quarterly accounting method or procedure: No

(3)  Changes in accounting method: Yes

* For details see "4.Others" on page 5.

(4)  Number of common stock outstanding (including treasury stock):

As of  June 30, 2013   744,912,078 shares    As of  March 31, 2013  744,912,078 shares

(5)  Number of treasury stock:

As of  June 30, 2013   19,892,980 shares     As of  March 31, 2013  19,875,662 shares

(6)  Average number of common stock:

Three months ended June 30, 2013   725,027,677 shares    Three months ended June 30, 2012   725,077,330 shares

CONSOLIDATED PERFORMANCE

1.   OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first quarter of fiscal year ending March 31, 2014 (the three months period from April 1, 2013 to June 30,
2013) increased by 13.6% as compared to the previous corresponding period, to Yen 521.7 billion. During this quarter, the average yen exchange rates were Yen
98.79 against the U.S. dollar (down Yen 18.56) and Yen 129.04 against the Euro (down Yen 25.98). Net sales would have increased by 0.8% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy showed signs of recovery, with the weakening yen and increase in stock prices achieved through the fiscal stimulus and monetary policy introduced by the government and the Bank of Japan. However, the real economy has yet to recover and the overall economic outlook remains unpredictable. Under such conditions, domestic sales in the Imaging & Solutions and the Other increased, resulting in overall sales in Japan to increase by 1.1% as compared to the previous corresponding period.

As for the overseas economy, the U.S. economy is showing signs of a modest recovery, but the European economy remains stagnant under the prolonged European debt crisis, along with the slowdown in growth occurring in China and the rest of the emerging markets. These economic conditions have affected the overseas sales of Ricoh. Under the severe situation, the weakening trend of the yen during this first quarter contributed to significant increase in sales overseas.

As for overseas sales by region, sales in the Americas increased by 21.3% compared to the previous corresponding period (a decrease of 1.5% excluding foreign currency exchange fluctuation). Sales in Europe, Middle East and Africa increased by 27.4% (an increase of 1.8% excluding foreign currency exchange fluctuation). Sales in Other region (which includes China, South East Asia and Oceania) increased by 28.2% (an increase of 4.7% excluding foreign currency exchange fluctuation).

As a result, total overseas sales increased by 24.6% compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 0.6% as compared to the previous corresponding period.

Gross profit increased by 12.8% as compared to the previous corresponding period, to Yen 214.1 billion due primarily to the increase of sales and the depreciation of the Yen.

Selling, general and administrative expenses increased by 11.1% as compared to the previous corresponding period, despite group-wide cost reduction efforts, to Yen 195.0 billion due primarily to the depreciation of the Yen.

As a result, operating income increased by 33.5% as compared to the previous corresponding period, to Yen 19.0 billion.

Other income and expenses have improved compared to the previous corresponding period due to the significant decrease in foreign exchange loss. As a result, income before income taxes increased by 51.0% as compared to the previous corresponding period, to Yen 18.5 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by 55.4% as compared to the previous corresponding period, to Yen 10.1 billion.

Comprehensive income increased significantly primarily by the increase in consolidated net income and cumulative translation adjustments due to the weakening trend of the yen, to Yen 33.9 billion.

*Conditions by Product Line

Imaging & Solutions (Sales up 14.7% to Yen 459.5 billion)
---------------------------------------------------------

     Office Imaging (Sales up 12.2% to Yen 361.0 billion)
     ----------------------------------------------------

     Sales in this category increased by 12.2% as compared to the previous corresponding period, to Yen 361.0 billion.

     Sales of color MFPs and managed document services (MDS) increased. Total sales in this category increased compared to the previous corresponding period due to the weakening trend of the yen.

     Production Printing (Sales up 16.9% to Yen 40.4 billion)
     --------------------------------------------------------

     Sales in this category increased by 16.9% as compared to the previous corresponding period, to Yen 40.4 billion. Sales of color products in this category increased mainly due to the depreciation of the Yen and increased sales of cut-sheet printers. The increase in sales of these products has also contributed to the increase in revenue through related parts & supplies and services overseas.

     Network System Solutions (Sales up 31.5% to Yen 58.0 billion)
     -------------------------------------------------------------

     Revenue earned through IT services increased in both the domestic and overseas market, which also helped to increase sales of networking equipments, resulting in sales increase in this category compared to the previous corresponding period.

     As a result, sales in the Imaging & Solutions segment increased by 14.7% as compared to the previous corresponding period, to Yen 459.5 billion. Increase in net sales along with increase in gross profit achieved by the weakening yen have both contributed to the increase in operating income by 12.9% as compared to the previous corresponding period, to Yen 34.7 billion.

Industrial Products (Sales up 3.6% to Yen 24.3 billion)
-------------------------------------------------------

Sales in the Industrial Products segment increased by 3.6% as compared to the previous corresponding period, to Yen 24.3 billion. Sales of thermal media and optical equipment increased from the previous corresponding period. As a result, operating income in the Industrial Products segment amounted to Yen 0.8 billion (operating loss of Yen 0.4 billion in the previous corresponding period).

Other (Sales up 7.0% to Yen 37.8 billion)
-----------------------------------------

Sales in the Other segment increased by 7.0% as compared to the previous corresponding period, to Yen 37.8 billion. Although sales of digital cameras and lease finance increased from the previous corresponding period, operating loss in the Other segment amounted to Yen 0.6 billion (operating loss of Yen 0.3 billion in the previous corresponding period), due to the increase of costs in new businesses.

2.   FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, lease receivables increased from the end of the previous fiscal year due to the increase of lease contracts. The yen equivalent of foreign-currency-denominated assets increased due to the depreciation of the Yen developed from the previous fiscal year. As a result, total assets increased by Yen 60.3 billion, to Yen 2,421.0 billion.

For Liabilities, interest-bearing debt and other current liabilities including accrued expenses increased. As a result, total liabilities increased by Yen 38.7 billion, to Yen 1,440.7 billion. For Total Equity, accumulated other comprehensive loss decreased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, total Equity increased by Yen 21.6 billion from the end of the previous fiscal year, to Yen 980.3 billion.

*Cash Flows (Three months from April 1, 2013 to June 30, 2013)

Net cash provided by operating activities in this period increased by Yen 9.3 billion as compared to the previous corresponding period, to Yen 18.1 billion due primarily to the increased consolidated net income. Net cash used in investing activities in this period decreased by Yen 0.5 billion as compared to the previous corresponding period, to Yen 23.6 billion.

As a result, free cash outflows generated by operating and investing activities in this period decreased by Yen 9.8 billion as compared to the previous corresponding period, to Yen 5.4 billion. Net cash provided by financing activities in this period decreased by Yen 2.8 billion as compared to the previous corresponding period, to Yen 9.5 billion due primarily to the increased dividends paid.

As a result, cash and cash equivalents at the end of this first quarter increased by Yen 6.4 billion as compared to the end of the previous fiscal year, to Yen 123.5 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

Based upon the changes in the business environment (i.e. exchange rate fluctuation) along with the first quarter business results, Ricoh will revise its forecast upwards for sales and gross profit from those previously announced in April.

Ricoh assumes the exchange rates of Yen 95.00 against the U.S. dollar and of Yen
125.00 against the Euro in and after the second quarter, and has incorporated the actual exchange rates during the first quarter in the annual exchange rates assumption.

Our performance forecast for fiscal year ending March 31, 2014 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2014

US$ 1 = Yen 95.95 (Yen 83.06 in previous fiscal year)
EURO 1 = Yen 126.01 (Yen 107.08 in previous fiscal year)

 (Fiscal year)                                                                                (Billions of yen)
--------------------------------------------------------------------------------------------------------------
                                           Year ending                           Year ended
                                          March 31, 2014              Change    March 31, 2013      Change
                               Previous Forecast   Revised Forecast                Results
                                     (A)                 (B)           (B-A)          (C)           (B-C)/C
--------------------------------------------------------------------------------------------------------------
  Domestic sales                           882.5               888.0       5.5           870.3        2.0%
  Overseas sales                         1,217.5             1,242.0      24.5         1,054.1       17.8%
Net sales                                2,100.0             2,130.0      30.0         1,924.4       10.7%
Gross profit                               875.0               880.0       5.0           768.6       14.5%
Operating income                           140.0               140.0        --            63.4      120.7%
Income before income taxes                 135.0               135.0        --            58.1      132.1%
Net income attributable to
  Ricoh Company, Ltd.                       80.0                80.0        --            32.4      146.4%
--------------------------------------------------------------------------------------------------------------

(Half year ending September 30, 2013)                                                         (Billions of yen)
--------------------------------------------------------------------------------------------------------------
                                          Half year ending                         Year ended
                                         September 30, 2013            Change   September 30, 2012  Change
                               Previous Forecast    Revised Forecast                Results
                                       (D)                 (E)         (E-D)          (F)           (E-F)/F
--------------------------------------------------------------------------------------------------------------
Net sales                                1,020.0             1,050.0      30.0           917.4        14.4%
Operating income                            56.0                56.0        --            27.3       104.5%
Income before income taxes                  53.0                53.0        --            24.4       116.4%
Net income attributable to
  Ricoh Company, Ltd.                       30.0                30.0        --            11.7       156.1%
--------------------------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.  OTHER

(1) Changes in significant subsidiaries:

Not applicable

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable

(3) Changes in accounting method, changes in accounting estimate and reclassifications:

Ricoh adopted retroactively Accounting Standards Update (ASU) 2011-11 and ASU 2013-01 from April 1 2013. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements. ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. These ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

Ricoh adopted ASU 2013-02 from April 1 2013. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                     March 31, 2013    June 30, 2013    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                 120,331         128,007         7,676
   Trade receivables                                                      745,470         758,890        13,420
   Inventories                                                            195,367         205,441        10,074
   Other current assets                                                    65,051          65,566           515
Total Current Assets                                                    1,126,219       1,157,904        31,685
Fixed Assets
   Tangible fixed assets                                                  290,875         292,829         1,954
   Finance receivables                                                    466,608         482,071        15,463
   Other investments                                                      476,995         488,283        11,288
Total Fixed Assets                                                      1,234,478       1,263,183        28,705
---------------------------------------------------------------------------------------------------------------
Total Assets                                                            2,360,697       2,421,087        60,390
---------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                              117,051         123,550
   Time deposits                                                            3,280           4,457

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                     March 31, 2013    June 30, 2013    Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                         256,538         247,247        -9,291
   Short-term borrowings                                                  226,399         271,958        45,559
   Other current liabilities                                              217,430         238,366        20,936
Total Current Liabilities                                                 700,367         757,571        57,204
Fixed Liabilities
   Long-term indebtedness                                                 476,381         452,729       -23,652
   Accrued pension and severance costs                                    164,289         165,644         1,355
   Other fixed liabilities                                                 61,002          64,834         3,832
Total Fixed Liabilities                                                   701,672         683,207       -18,465
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                       1,402,039       1,440,778        38,739
---------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                           135,364         135,364            --
   Additional paid-in capital                                             186,083         186,083            --
   Retained earnings                                                      759,783         757,979        -1,804
   Accumulated other comprehensive loss                                  -146,088        -123,501        22,587
   Treasury stock                                                         -37,146         -37,168           -22
Total Ricoh Company, Ltd. shareholders' equity                            897,996         918,757        20,761
Noncontrolling interests                                                   60,662          61,552           890
---------------------------------------------------------------------------------------------------------------
Total Equity                                                              958,658         980,309        21,651
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                            2,360,697       2,421,087        60,390
---------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;                                March 31, 2013    June 30, 2013     Change
    Net unrealized holding gains (losses) on available-for-sale
securities                                                                    8,665           10,607      1,942
    Pension liability adjustments                                           -64,266          -64,747       -481
    Net unrealized gains (losses) on derivative instruments                    -861             -575        286
    Cumulative translation adjustments                                      -89,626          -68,786     20,840

                       Reference: Exchange rate                      March 31, 2013    June 30, 2013
                                  US$ 1                                   Yen 94.05        Yen 98.59
                                  EURO 1                                 Yen 120.73       Yen 128.53

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2012        June 30, 2013      Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 459,387             521,707        62,320     13.6
Cost of sales                                                             269,489             307,589        38,100     14.1
    Percentage of net sales (%)                                              58.7                59.0
Gross profit                                                              189,898             214,118        24,220     12.8
    Percentage of net sales (%)                                              41.3                41.0
Selling, general and administrative expenses                              175,617             195,049        19,432     11.1
    Percentage of net sales (%)                                              38.2                37.3
Operating income                                                           14,281              19,069         4,788     33.5
    Percentage of net sales (%)                                               3.1                 3.7
Other (income) expenses
  Interest and dividend income                                                842                 517          -325    -38.6
    Percentage of net sales (%)                                               0.2                 0.1
  Interest expense                                                          1,521               1,415          -106     -7.0
    Percentage of net sales (%)                                               0.3                 0.3
  Other, net                                                                1,327                -369        -1,696       --
    Percentage of net sales (%)                                               0.3                -0.1
Income before income taxes,
  equity income and noncontrolling interests                               12,275              18,540         6,265     51.0
    Percentage of net sales (%)                                               2.7                 3.6
Provision for income taxes                                                  4,669               6,977         2,308     49.4
    Percentage of net sales (%)                                               1.0                 1.4
Equity in earnings (losses) of affiliates                                      41                 -17           -58       --
    Percentage of net sales (%)                                               0.0                -0.0
Net income                                                                  7,647              11,546         3,899     51.0
    Percentage of net sales (%)                                               1.7                 2.2
Net income attributable to noncontrolling interests                         1,110               1,387           277     25.0
    Percentage of net sales (%)                                               0.3                 0.3
Net income attributable to Ricoh Company, Ltd.                              6,537              10,159         3,622     55.4
    Percentage of net sales (%)                                               1.4                 1.9
-----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2012        June 30, 2013      Change
--------------------------------------------------------------------------------------------------------------------
Net income                                                                  7,647              11,546         3,899
Other comprehensive income (loss), net of tax
    Net unrealized holding gains and losses on available-for-sale
      securities                                                             -699               1,950         2,649
    Pension liability adjustments                                            -255                -582          -327
    Net unrealized gains and losses on derivative instruments                -289                 399           688
    Foreign currency translation adjustments                              -29,655              20,666        50,321
             Total                                                        -30,898              22,433        53,331
Comprehensive income (loss)                                               -23,251              33,979        57,230
Comprehensive income attributable to noncontrolling interests                 848               1,233           385
Comprehensive income (loss) attributable to Ricoh Company, Ltd.           -24,099              32,746        56,845
--------------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate                           June 30, 2012        June 30, 2013
                              US$ 1                                     Yen 80.23            Yen 98.79
                              EURO 1                                   Yen 103.06           Yen 129.04

CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2012        June 30, 2013      Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Office Imaging                                                        321,758             361,028         39,270    12.2
     Percentage of net sales (%)                                            70.0                69.2
   Production Printing                                                    34,648              40,490          5,842    16.9
     Percentage of net sales (%)                                             7.5                 7.8
   Network System Solutions                                               44,144              58,033         13,889    31.5
     Percentage of net sales (%)                                             9.6                11.1
Imaging & Solutions Total                                                400,550             459,551         59,001    14.7
     Percentage of net sales (%)                                            87.1                88.1
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                       23,520              24,356            836     3.6
     Percentage of net sales (%)                                             5.1                 4.7
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                     35,317              37,800          2,483     7.0
     Percentage of net sales (%)                                             7.8                 7.2
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                              459,387             521,707         62,320    13.6
     Percentage of net sales (%)                                           100.0               100.0
-----------------------------------------------------------------------------------------------------------------------------

* Each category includes the following product line:

Office Imaging             MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, scanners, related parts & supplies, services, support and software
Production Printing        Cut sheet printer, continuous feed printer, related parts & supplies, services, support and software
Network System Solutions   Personal computers, servers, network equipment, related services, support and software
Industrial Products        Thermal media, optical equipment, semiconductor devices and electronic components
Other                      Digital cameras

CONSOLIDATED SALES BY GEOGRAPHIC AREA


                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2012        June 30, 2013      Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                               215,449             217,776          2,327      1.1
   Percentage of net sales (%)                                              46.9                41.7
[Overseas]                                                               243,938             303,931         59,993     24.6
   Percentage of net sales (%)                                              53.1                58.3
     The Americas                                                        117,467             142,514         25,047     21.3
       Percentage of net sales (%)                                          25.6                27.3
     Europe, Middle East and Africa                                       95,253             121,394         26,141     27.4
       Percentage of net sales (%)                                          20.7                23.3
     Other                                                                31,218              40,023          8,805     28.2
       Percentage of net sales (%)                                           6.8                 7.7
Grand Total                                                              459,387             521,707         62,320     13.6
   Percentage of net sales (%)                                             100.0               100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate
                              US$ 1                                    Yen 80.23           Yen 98.79
                              EURO 1                                  Yen 103.06          Yen 129.04

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                             Three months ended            Three months ended
                                                                               June 30, 2012                 June 30, 2013
-----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                           7,647                        11,546
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
      Depreciation and amortization                                                 20,891                        23,158
      Equity in earnings of affiliates, net of dividends received                      -41                            17
      Deferred income taxes                                                          1,686                         3,607
      Pension and severance costs, less payments                                    -1,734                          -464
      Changes in assets and liabilities--
          (Increase) decrease in trade receivables                                   1,037                        -2,168
          Increase in inventories                                                  -11,384                        -4,373
          Increase in finance receivables                                           -5,384                        -8,818
          Decrease in trade payables                                               -13,189                       -12,880
          Increase in accrued income taxes and
            accrued expenses and other                                               4,312                        10,368
      Other, net                                                                     5,020                        -1,810
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                          8,861                        18,183
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                             582                           103
      Expenditures for property, plant and equipment, including
        interest capitalized                                                       -19,195                       -18,715
      Expenditures for intangible assets                                            -3,609                        -3,397
      Payments for purchases of available-for-sale securities                           -8                            -7
      Proceeds from sales of available-for-sale securities                              --                           415
      Increase in time deposits                                                     -2,028                          -984
      Other, net                                                                        97                        -1,023
-----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                           -24,161                        -23,608
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Net proceeds (repayments) of debt with original maturities of
        three months or less                                                       -15,182                        12,214
      Proceeds from debt with original maturities of more than three months         53,601                        40,525
      Repayments of debt with original maturities of more than three months        -19,501                       -30,840
      Dividends paid                                                                -6,163                       -11,963
      Payment for purchase of treasury stock                                            -5                           -20
      Other, net                                                                      -327                          -343
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                         12,423                         9,573
-----------------------------------------------------------------------------------------------------------------------------

IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -4,832                         2,351
-----------------------------------------------------------------------------------------------------------------------------

V. Net Increase (decrease) in Cash and Cash Equivalents                             -7,709                         6,499
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 156,210                       117,051
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    148,501                       123,550
-----------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5)  SEGMENT INFORMATION
(a) Operating Segments Information

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    June 30, 2012      June 30, 2013      Change     %
-------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                          400,550           459,551         59,001     14.7
       Intersegment                                                         --                --            --
       Total                                                           400,550           459,551         59,001     14.7
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  369,808           424,828         55,020     14.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     30,742            34,723          3,981     12.9
       Operating income on sales in Imaging & Solutions (%)                7.7               7.6
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                           23,520            24,356            836      3.6
       Intersegment                                                        988               969            -19     -1.9
       Total                                                            24,508            25,325            817      3.3
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   24,926            24,454           -472     -1.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                -418               871          1,289       --
       Operating income (loss) on sales in Industrial Products (%)        -1.7               3.4
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           35,317            37,800          2,483      7.0
       Intersegment                                                         --                --            --
       Total                                                            35,317            37,800          2,483      7.0
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   35,621            38,428          2,807      7.9
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                         -304              -628           -324       --
       Operating loss on sales in Other (%)                               -0.9              -1.7
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                       -988              -969             19
       Total                                                              -988              -969             19       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                       -988              -969             19
       Corporate                                                        15,739            15,897            158
       Total                                                            14,751            14,928            177       --
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                      -15,739           -15,897           -158       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          459,387           521,707         62,320     13.6
       Intersegment                                                         --                --             --
       Total                                                           459,387           521,707         62,320     13.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  445,106           502,638         57,532     12.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     14,281            19,069          4,788     33.5
       Operating income on consolidated net sales (%)                      3.1               3.7
-------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information


                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    June 30, 2012      June 30, 2013      Change     %
-------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                          219,007           219,713            706      0.3
       Intersegment                                                     97,196           108,401         11,205     11.5
       Total                                                           316,203           328,114         11,911      3.8
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  307,655           312,614          4,959      1.6
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                      8,548            15,500          6,952     81.3
       Operating income on sales in Japan (%)                              2.7               4.7
-------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                          117,447           142,508         25,061     21.3
       Intersegment                                                      1,555             1,779            224     14.4
       Total                                                           119,002           144,287         25,285     21.2
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  118,102           142,495         24,393     20.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        900             1,792            892     99.1
       Operating income on sales in the Americas (%)                       0.8               1.2
-------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                           94,369           121,533         27,164     28.8
       Intersegment                                                        172               177              5      2.9
       Total                                                            94,541           121,710         27,169     28.7
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   88,336           119,279         30,943     35.0
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                      6,205             2,431         -3,774    -60.8
       Operating income on sales in Europe (%)                             6.6               2.0
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           28,564            37,953          9,389     32.9
       Intersegment                                                     46,834            52,838          6,004     12.8
       Total                                                            75,398            90,791         15,393     20.4
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   72,559            88,145         15,586     21.5
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                      2,839             2,646           -193     -6.8
       Operating income on sales in Other (%)                              3.8               2.9
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                   -145,757          -163,195        -17,438
       Total                                                          -145,757          -163,195        -17,438       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 -141,546          -159,895        -18,349       --
-------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                       -4,211            -3,300            911       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          459,387           521,707         62,320     13.6
       Intersegment                                                         --                --                      --
       Total                                                           459,387           521,707         62,320     13.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  445,106           502,638         57,532     12.9
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     14,281            19,069          4,788     33.5
       Operating income on consolidated net sales (%)                      3.1               3.7
-------------------------------------------------------------------------------------------------------------------------

(6)  NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2013)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                              (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    June 30, 2012       June 30, 2013   Change    %     exchange impact     %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                      321,758             361,028       39,270   12.2          -7,843     -2.4
    Percentage of net sales (%)                          70.0                69.2
       Domestic                                       124,021             119,988       -4,033   -3.3          -4,033     -3.3
       Overseas                                       197,737             241,040       43,303   21.9          -3,810     -1.9
  Production Printing                                  34,648              40,490        5,842   16.9            -484     -1.4
    Percentage of net sales (%)                           7.5                 7.8
       Domestic                                         8,256               7,499         -757   -9.2            -757     -9.2
       Overseas                                        26,392              32,991        6,599   25.0             273      1.0
  Network System Solutions                             44,144              58,033       13,889   31.5          11,600     26.3
    Percentage of net sales (%)                           9.6                11.1
       Domestic                                        39,451              46,331        6,880   17.4           6,880     17.4
       Overseas                                         4,693              11,702        7,009  149.4           4,720    100.6
Imaging & Solutions Total                             400,550             459,551       59,001   14.7           3,273      0.8
    Percentage of net sales (%)                          87.1                88.1
  Domestic                                            171,728             173,818        2,090    1.2           2,090      1.2
  Overseas                                            228,822             285,733       56,911   24.9           1,183      0.5
      The Americas                                    112,988             137,592       24,604   21.8          -1,235     -1.1
      Europe, Middle East and Africa                   90,279             115,462       25,183   27.9           1,771      2.0
      Other                                            25,555              32,679        7,124   27.9             647      2.5
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                    23,520              24,356          836    3.6          -1,257     -5.3
    Percentage of net sales (%)                           5.1                 4.7
  Domestic                                             12,039              10,659       -1,380  -11.5          -1,380    -11.5
  Overseas                                             11,481              13,697        2,216   19.3             123      1.1
      The Americas                                      3,456               3,730          274    7.9            -426    -12.3
      Europe, Middle East and Africa                    3,339               4,114          775   23.2              80      2.4
      Other                                             4,686               5,853        1,167   24.9             469     10.0
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                  35,317              37,800        2,483    7.0           1,750      5.0
    Percentage of net sales (%)                           7.8                 7.2
  Domestic                                             31,682              33,299        1,617    5.1           1,617      5.1
  Overseas                                              3,635               4,501          866   23.8             133      3.7
      The Americas                                      1,023               1,192          169   16.5             -52     -5.1
      Europe, Middle East and Africa                    1,635               1,818          183   11.2            -180    -11.0
      Other                                               977               1,491          514   52.6             365     37.4
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                           459,387             521,707       62,320   13.6           3,766      0.8
    Percentage of net sales (%)                         100.0               100.0
  Domestic                                            215,449             217,776        2,327    1.1           2,327      1.1
    Percentage of net sales (%)                          46.9                41.7
  Overseas                                            243,938             303,931       59,993   24.6           1,439      0.6
    Percentage of net sales (%)                          53.1                58.3
      The Americas                                    117,467             142,514       25,047   21.3          -1,713     -1.5
        Percentage of net sales (%)                      25.6                27.3
      Europe, Middle East and Africa                   95,253             121,394       26,141   27.4           1,671      1.8
        Percentage of net sales (%)                      20.7                23.3
      Other                                            31,218              40,023        8,805   28.2           1,481      4.7
        Percentage of net sales (%)                      6.8                 7.7
------------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate

                           US$ 1                       Yen 80.23          Yen 98.79        Yen 18.56
                           EURO 1                     Yen 103.06          Yen 129.04       Yen 25.98

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers,
                          laser printers, digital duplicators, facsimile,
                          scanners, related parts & supplies, services, support
                          and software
Production Printing       Cut sheet printer, continuous feed
                          printer, related parts & supplies, services, support
                          and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

                                       A1

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                             Three months ended        Three months ending        Half year ending         Year ending
                               June 30, 2013    Change    Sept. 30, 2013   Change  Sept. 30, 2013  Change March 31, 2014 Change
                                 Results           %         Forecast         %       Forecast       %       Forecast       %
-------------------------------------------------------------------------------------------------------------------------------
Net sales                           521.7         13.6         528.3         15.3      1,050.0       14.4    2,130.0       10.7
Gross profit                        214.1         12.8         218.9         18.6        433.0       15.6      880.0       14.5
Operating income                     19.0         33.5          37.0        181.8         56.0      104.5      140.0      120.7
Income before income taxes           18.5         51.0          34.5        182.1         53.0      116.4      135.0      132.1
Net income attributable to
 Ricoh Company, Ltd.                 10.1         55.4          19.9        283.3         30.0      156.1       80.0      146.4
-------------------------------------------------------------------------------------------------------------------------------
Net income attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-basic (yen)                 14.01           --         27.37           --        41.38         --     110.34         --
Net income attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-diluted (yen)                  --           --            --           --           --         --         --         --
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                 18.7           --          23.6           --         42.3         --       89.0         --
Depreciation for tangible
  fixed assets                       16.6           --          18.3           --         34.9         --       73.0         --
R&D expenditures                     28.0           --          29.2           --         57.2         --      113.0         --
-------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)             98.79           --         95.00           --        96.90         --      95.95         --
Exchange rate (Yen/EURO)           129.04           --        125.00           --       127.02         --     126.01         --
-------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                      Half year ending September 30, 2013                   Year ending March 31, 2014
                                      -----------------------------------                   --------------------------
                                 Forecast     Change     Forecast(*)     Change                 Change                    Change
                                                %                          %       Forecast       %      Forecast(*)        %
----------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                   718.0        14.6        633.8         1.2       1,471.5      10.7     1,349.7           1.5
       Domestic                    237.0         0.4        237.0         0.4         490.9       1.1       490.9           1.1
       Overseas                    481.0        23.2        396.8         1.7         980.6      16.2       858.7           1.7
  Production Printing               83.1        19.7         71.9         3.5         168.1      14.3       151.9           3.3
       Domestic                     16.6         1.2         16.6         1.2          33.4       1.7        33.4           1.7
       Overseas                     66.5        25.5         55.3         4.3         134.7      18.0       118.5           3.8
  Network System Solutions         118.9        16.7        115.7        13.5         233.8      12.0       229.0           9.7
       Domestic                     94.1         4.8         94.1         4.8         184.6       4.1       184.6           4.1
       Overseas                     24.8       104.4         21.6        77.7          49.2      56.8        44.4          41.4
Imaging & Solutions Total          920.1        15.3        821.4         3.0       1,873.5      11.2     1,730.6           2.7
  Domestic                         347.8         1.6        347.8         1.6         709.0       1.9       709.0           1.9
  Overseas                         572.3        25.7        473.6         4.0       1,164.5      17.7     1,021.6           3.2
       The Americas                276.1        22.5        230.9         2.4         554.1      15.9       488.4           2.2
       Europe, Middle East and
        Africa                     227.9        28.4        185.2         4.4         475.2      18.4       413.4           3.0
       Other                        68.3        30.0         57.5         9.5         135.2      22.8       119.7           8.8
----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                 52.6        10.9         47.9         1.0         102.5      10.1        95.7           2.8
  Domestic                          23.3        -2.9         23.3        -2.9          44.5      -0.1        44.5          -0.1
  Overseas                          29.3        25.0         24.6         5.0          58.0      19.5        51.2           5.5
       The Americas                  8.2        19.6          7.1         3.6          16.6      17.2        15.0           5.6
       Europe, Middle East and
        Africa                       8.3        30.7          6.7         5.7          16.0      21.2        13.8           4.4
       Other                        12.8        25.1         10.8         5.5          25.4      20.0        22.4           6.2
----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                               77.3         6.8         75.5         4.3         154.0       5.5       151.5           3.8
  Domestic                          67.4         4.4         67.4         4.4         134.5       3.4       134.5           3.4
  Overseas                           9.9        26.0          8.1         3.1          19.5      22.6        17.0           7.0
       The Americas                  2.5        25.6          2.1         3.3           5.3      23.7         4.7           9.4
       Europe, Middle East and
        Africa                       4.3        28.0          3.4         0.9           8.7      23.3         7.5           5.7
       Other                         3.1        23.7          2.6         5.8           5.5      20.3         4.9           6.8
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                      1,050.0        14.4        944.8         3.0       2,130.0      10.7     1,977.8           2.8
  Domestic                         438.5         1.8        438.5         1.8         888.0       2.0       888.0           2.0
  Overseas                         611.5        25.6        506.3         4.0       1,242.0      17.8     1,089.8           3.4
       The Americas                286.8        22.4        240.1         2.5         576.0      16.0       508.1           2.3
       Europe, Middle East and
        Africa                     240.6        28.5        195.3         4.3         500.0      18.5       434.7           3.1
       Other                        84.1        29.0         70.9         8.7         166.0      22.3       147.0           8.3
----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A2